400 Howard Street
San Francisco, CA 94105 1-800-iShares (1-800-474-2737) www.iShares.com

December 12, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904; Investment Company Act File No. 811-22649)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendments filed with respect to the following series of the Trust. Each post-effective amendment was filed on Form N-1A, as referenced below, and has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date
iShares iBonds Dec 2026 AMT-Free Muni Bond ETF	S000052520	176	11/2/2015
iShares iBonds Dec 2025 AMT-Free Muni Bond ETF	S000052519	175	11/2/2015
iShares iBonds Dec 2024 AMT-Free Muni Bond ETF	S000052518	174	11/2/2015
iShares iBonds Dec 2023 AMT-Free Muni Bond ETF	S000052517	173	11/2/2015

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filings. The most recent 485BXTs were filed on November 14, 2019 and scheduled to become effective on December 13, 2019.

Subsequent to the filings, the Trust decided not to go forward with the offerings of the funds as series of the Trust. No securities were sold in connection with the offerings.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours, iShares U.S. ETF Trust

By:	/s/ Neal Andrews
Neal Andrews
Treasurer and Chief Financial Officer